RumbleOn, Inc.

901 W. Walnut Hill Lane, Suite 110A

Irving, Texas 75038

(214) 771-9952

October 18, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo

Re:	RumbleOn, Inc.

Registration Statement on Form S-3

Filed October 4, 2023

File No. 333-274859

To the addressees set forth above:

This letter sets forth the response of RumbleOn, Inc. (the “Company,” “we” and “our”) to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 13, 2023 (the “Comment Letter”) relating to the Registration Statement on Form S-3, File No. 333-274859, filed with the Securities and Exchange Commission on October 4, 2023 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this letter, we are publicly filing with the Securities and Exchange Commission a pre-effective Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) that reflects this revision and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto and a statement identifying the location in Amendment No. 1 of the revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 1.

Registration Statement on Form S-3

Material U.S. Federal Income Tax Consequences, page 38

1.	Item 601(b)(8) of Regulation S-K states that a tax opinion must be filed whenever the tax consequences of a transaction “are material to an investor and a representation as to tax consequences is set forth in the filing.” Please file a tax opinion as an exhibit to the filing. We refer you to Section III.A.1 of Staff Legal Bulletin 19.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 38 and II-3 and a tax opinion will be filed with Amendment No. 1.

* * *

We appreciate your attention to this matter and hope the foregoing answer is responsive to your comment. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Geoffrey L. Newton of Baker Botts L.L.P. at (214) 953-6753 or Sarah J. Dodson of the same firm at (214) 953-6585.

Very truly yours,

RumbleOn, Inc.

By:	/s/ Mathew W. Grynwald
	Name:	Mathew W. Grynwald
	Title:	General Counsel

cc:	Geoffrey L. Newton, Baker Botts L.L.P.
Sarah J. Dodson, Baker Botts L.L.P.